IHS Inc.
15 Inverness Way East
Engelwood, CO 80112

May 26, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
IHS Inc.
Registration Statement on Form S-1
File No. 333-122565

Dear Ms. Jacobs:

        On behalf of IHS Inc. (the "Company"), a Delaware corporation, the undersigned hereby respectfully requests that the acceleration request contained in the Company's letter dated May 23, 2005 be withdrawn.

        Should you have any questions regarding this request, please do not hesitate to contact me at 212-850-8543.

                      Sincerely,

                      /s/ Stephen Green

                      Stephen Green
                      Senior Vice President and General Counsel

May 26, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
IHS Inc.
Filed on Form S-1
Registration No. 333-122565

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we hereby join in the request of the registrant to withdraw its request and our request of May 23, 2005 to accelerate the effectiveness of the above-captioned Registration Statement.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
UBS SECURITIES LLC
KEYBANC CAPITAL MARKETS,
    A DIVISION OF MCDONALD INVESTMENTS INC.
PIPER JAFFRAY & CO.

As Representatives of the Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)